                                                                Exhibit 99(b)


                                   BNP PARIBAS
                               787 SEVENTH AVENUE
                            NEW YORK, NEW YORK 10019

                                                                   July 24, 2001


Sirsi Corporation
101 Washington St. SE
Huntsville, AL  35801

Attn.:   Larry Smith
         Chief Financial Officer

RE:    ACQUISITION FINANCING
----------------------------


Ladies and Gentlemen:

         You have advised BNP Paribas that a newly formed subsidiary ("McGuire Acquisition Inc.") of Sirsi Holdings Corp. ("Holdings") intends to make a tender offer (the "Tender Offer") for all the outstanding common stock of Data Research Associates, Inc. ("DRA") for $11.00 per share in cash, resulting in a total purchase price of approximately $49.7 million. Following completion of the Tender Offer, McGuire Acquisition Inc. will be merged into DRA (the "Merger", and together with the Tender Offer, the "Acquisition"), at which time any shares of DRA not tendered will be converted into the right to receive in cash the Tender Offer price. All terms and conditions of the Tender Offer and Merger, and the structure thereof, will be consistent with the provisions of the Agreement and Plan of Merger, dated as of May 16, 2001 (the "Merger Agreement"), among DRA, McGuire Acquisition Inc. and Holdings, as in effect on the date hereof, and otherwise shall be satisfactory to BNP Paribas.

         BNP Paribas understands that all funding required to effect the Acquisition, to pay fees and expenses in connection therewith (which fees and expenses shall not exceed $4.0 million) and to refinance (the "Refinancing") the current senior debt (not more than approximately $11.25 million of which shall be funded, less any amounts amortized prior to the Closing Date (as defined below)) of Sirsi Corporation ("Sirsi") will be provided solely through (i) the incurrence by Sirsi of $45.0 million of senior secured facilities (the "Senior Secured Facilities") more fully described in the term sheet attached hereto as Exhibit A (the "Term Sheet"), (ii) the use of cash on hand of Sirsi and DRA (which cash will be loaned, to the extent needed, to Holdings pursuant to a subordinated credit facility (the "DRA Facility") acceptable to BNP Paribas),
(iii) at least $2.2 million of additional proceeds of new common equity contributions from existing equity holders of Holdings (the "Additional Equity Investment") and (iv) the proceeds of at least $1.0 million of additional subordinated loans to Holdings in the form of an increase in the existing Holdings seller note (the "Additional Seller Note Financing" and, together with the Senior Secured Facilities, the DRA Facility and the Additional Equity Investment, the "Financing Transactions", and the Financing Transactions, together with the Acquisition and the Refinancing, the "Transaction"); PROVIDED that the amount of the Additional Seller Note Financing required to be issued shall be reduced, and to the extent such permitted reduction would otherwise exceed $1.0 million, the amount of the

Additional Equity Investment shall be reduced to the extent of such excess, by an amount equal to the amount by which the aggregate proceeds of the Financing Transactions available to pay amounts owing in connection with the Transaction and to pay fees and expenses incurred or expected to be incurred in connection therewith (including for this purpose the full amount of the Additional Equity Investment and the Additional Seller Note Financing, but including only that portion of the Senior Secured Facilities otherwise available for such purpose to the extent Holdings' pro-forma (after giving effect to the Transaction and assuming that 100% of the common equity of DRA had been acquired) consolidated leverage ratio (calculated on a latest twelve month basis without giving effect to Holdings' existing seller notes, the Additional Seller Note Financing or the DRA Facility and otherwise in a manner acceptable to BNP Paribas) would not exceed 3.30:1.00 on the Closing Date (as defined below)) exceed the aggregate amount required to fund the Transaction and to pay such fees and expenses.

         BNP Paribas is pleased to confirm that it (i) is willing to provide, on, and subject to the terms and conditions set forth herein and in the Term Sheet , 100% of the Senior Secured Facilities and (ii) will act as sole administrative agent (the "Agent") under the Senior Secured Facilities. BNP Paribas (or an affiliate designated by BNP Paribas) shall act as, and be designated as, lead arranger with respect to the Senior Secured Facilities. You agree that no other agents, co-agents or arrangers will be appointed, no other titles will be awarded, and no compensation (other than that expressly contemplated by the Term Sheet and the Fee Letter referred to below) will be paid in connection with the Senior Secured Facilities, unless you and we shall so agree.

         BNP Paribas reserves the right, prior to or after execution of the definitive credit documentation, to syndicate all or part of its commitment hereunder to one or more financial institutions (collectively with BNP Paribas, the "Lenders") that will become party to such definitive credit documentation pursuant to a syndication to be managed by BNP Paribas. BNP Paribas will commence syndication promptly after the execution of this letter by you and you agree to actively assist BNP Paribas in achieving a syndication that is satisfactory to BNP Paribas and you. Such syndication will be accomplished by a variety of means, including direct contact during the syndication between senior management and advisors of Holdings, Sirsi and (to the extent practicable) DRA and the proposed syndicate members. To assist BNP Paribas in its syndication efforts, you hereby agree (a) to provide and cause your advisors to provide BNP Paribas and the other syndicate members upon request with all reasonable information deemed necessary by us to complete syndication, including but not limited to information and evaluations prepared by Holdings, Sirsi, McGuire Acquisition Inc., DRA, or any of your or their respective advisors, relating to the Transaction and the other transactions contemplated hereby, (b) to assist BNP Paribas upon request in the preparation of an Information Memorandum to be used in connection with the syndication of the Senior Secured Facilities and (c) to make available the senior officers and representatives of Holdings, Sirsi, McGuire Acquisition, Inc. and (to the extent practicable) DRA, in each case from time to time and to attend and make presentations regarding the business and prospects of Sirsi and DRA and their respective subsidiaries at a meeting or meetings of Lenders or prospective Lenders.

         BNP Paribas' commitment hereunder is subject to (a) there not occurring or becoming known to BNP Paribas any material adverse condition or material adverse change in or affecting the business, property, assets, liabilities, condition (financial or otherwise) or prospects of Holdings, DRA and their respective subsidiaries taken as a whole, (b) BNP Paribas not becoming aware after the date hereof of any information not previously known to BNP Paribas which BNP Paribas reasonably believes is materially negative information with respect to the Transaction, the business, property, assets, liabilities, condition (financial or otherwise) or prospects of Holdings, DRA and their respective subsidiaries taken as a whole, or which is inconsistent in a material and adverse manner with any such information or other matter disclosed to BNP Paribas prior to the date hereof, (c) there not having occurred, after the date hereof, a change in the financial, banking or capital markets generally that, in BNP Paribas' reasonable judgment, would materially and adversely affect the syndication of the Senior Secured Facilities, (d) BNP Paribas' reasonable satisfaction that prior to and during the syndication of the Senior Secured Facilities there shall be no competing offering, placement or arrangement of any debt securities or bank financing (other that the DRA Facility) by or on behalf of Holdings or DRA, or any of their respective subsidiaries or affiliates, and (e) the other conditions set forth or referred to in the Term Sheet.

         To induce BNP Paribas to issue this letter, to proceed with its syndication efforts, and to proceed with the documentation of the proposed financing, you hereby agree that all fees and expenses (including the reasonable fees and expenses of counsel and consultants (including the costs and expenses of David McQueston, an independent consultant whose fees we estimate to be between $10,000 and $15,000)) of BNP Paribas and its affiliates (collectively "BNPP") arising in connection with this letter, our due diligence efforts, and in connection with the Transaction and the other transactions described herein shall be for your account, whether or not the Senior Secured Facilities are made available or definitive credit documents are executed. You further agree to indemnify and hold harmless each Lender (including in any event BNPP) and each director, officer, employee and affiliate thereof (each an "indemnified person") from and against any and all actions, suits, proceedings (including any investigations or inquiries), claims, losses, damages, liabilities or expenses of any kind or nature whatsoever which may be incurred by or asserted against or involve any Lender or any other such indemnified person as a result of or arising out of or in any way related to or resulting from this letter and, upon demand, to pay and reimburse each Lender and each other indemnified person for any reasonable legal or other out-of-pocket expenses incurred in connection with investigating, defending or preparing to defend any such action, suit, proceeding (including any inquiry or investigation) or claim (whether or not any Lender or any other such person is a party to any action or proceeding out of which any such expenses arise); PROVIDED, HOWEVER, that you shall not have to indemnify any indemnified person against any loss, claim, damage, expense or liability to the extent same resulted from the gross negligence or wilful misconduct of the respective indemnified person as finally and judicially decided by a court of competent jurisdiction. This letter and the Term Sheet (collectively, the "Commitment Letter") is issued for your benefit and the benefit of McGuire Acquisition Inc. only and no other person or entity may rely hereon or thereon. Neither BNP Paribas nor any other indemnified person shall be responsible or liable to you or any other person for consequential damages which may be alleged as a result of this letter or the financing contemplated hereby.

         BNP Paribas reserves the right to employ the services of its affiliates in providing services contemplated by this letter and to allocate, in whole or in part, to its affiliates certain fees payable to BNP Paribas in such manner as BNP Paribas and its affiliates may agree in their sole discretion. You also agree that BNP Paribas may at any time and from time to time assign all or any portion of its commitments hereunder to one or more of its affiliates. You further acknowledge that BNP Paribas may share with any of its affiliates any information related to the Transaction, DRA, Holdings, Sirsi, and your and their respective subsidiaries and affiliates, or any of the matters contemplated hereby. BNP Paribas agrees to treat, and cause any such affiliate to treat, all non-public information provided to it by Holdings, Sirsi or DRA as confidential information in accordance with customary banking industry practices. You acknowledge that BNP Paribas and its affiliates may be providing debt financing, equity capital or other services (including financial advisory services) to other companies in respect of which you may have conflicting interests. Neither BNP Paribas nor its affiliates will use confidential information obtained from you in relation to the Transaction or its other relationships with you in connection with the performance by BNP Paribas or any affiliate thereof of services for other companies, and none of BNP Paribas and its affiliates will furnish any such information to other companies. You also acknowledge that BNP Paribas and its affiliates do not have any obligation to use in connection with the Transaction, or to furnish to you, confidential information obtained by BNP Paribas or any affiliate thereof from other companies.

         You agree that this Commitment Letter is for your confidential use only and that neither its existence nor the terms hereof will be disclosed by you to any person other than your officers, directors, employees, accountants, attorneys and other advisors, and then only on a "need to know" basis in connection with the transactions contemplated hereby and on a confidential basis, except that you may disclose it to DRA and/or its agents in connection with the proposed Transaction. Notwithstanding the foregoing, following your acceptance of the provisions hereof and your return of an executed counterpart of this Commitment Letter and the related Fee Letter to us as provided below,
(i) you may make public disclosure of the existence and amount of the commitments hereunder and of the identity of the Agent, (ii) you may file a copy of this Commitment Letter (but not the Fee Letter) in any public record in which it is required by law to be filed and (iii) you may make such other public disclosure of the terms and conditions hereof as, and to the extent, you are required by law, based upon the good faith advice of your counsel, to make. Except as otherwise required by law or unless BNP Paribas has otherwise consented, you are not authorized prior to your acceptance of this letter as provided below to show or circulate this letter to any other person or entity (other than your legal or financial advisors in connection with your evaluation hereof). If this letter is not accepted by you as provided below, please immediately return this letter (and any copies hereof) to the undersigned.

         This letter may be executed in any number of counterparts, and by the different parties hereto on separated counterparts, each of which when executed and delivered shall be an original, but all of which shall together constitute one and the same instrument. THIS LETTER AND THE TERM SHEET AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HERETO SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK. ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY CLAIM, ACTION, SUIT OR PROCEEDING ARISING OUT OF THIS LETTER IS HEREBY WAIVED.

         The provisions of the four immediately preceding paragraphs shall survive any termination of this letter.

         BNP Paribas' commitment to provide the Senior Secured Facilities as set forth above will terminate on the first to occur of (i) October 5, 2001, unless on or prior to such date the initial borrowings shall have occurred under a definitive credit agreement evidencing the Senior Secured Facilities (the "Credit Agreement"), reflecting terms consistent with those set forth herein and in the Term Sheet and otherwise in form satisfactory to BNP Paribas and (ii) any time prior to the consummation of the Acquisition that you shall inform BNP Paribas that you have terminated your negotiations in respect of the Acquisition.

                                     * * * *

                  If you are in agreement with the foregoing, please sign and return to BNP Paribas the enclosed copy of this letter, together with a copy of the enclosed Fee Letter, no later than 5:00 P.M. (New York time) on July 24, 2001. Unless this letter and the related Fee Letter are signed and returned in accordance with the immediately preceding sentence, this letter shall terminate at such time and date.

                                       Very truly yours,


                                       BNP PARIBAS
   /s/ Edward Irwin                                       /s/ Judith A. Keane
   -------------------                                    ----------------------
   Edward Irwin                                           Judith A. Keane
   Managing Director                                      Vice President




Agreed to and Accepted this
24th day of July, 2001

SIRSI  CORPORATION


By: /s/ Larry Smith
   --------------------------------
     Larry Smith
     Title: Chief Financial Officer

                                   EXHIBIT A

                                SIRSI CORPORATION
                            SENIOR SECURED FACILITIES
             INDICATIVE SUMMARY OF PRINCIPAL TERMS AND CONDITIONS1

I.   DESCRIPTION OF SENIOR SECURED FACILITIES

Borrower:               Sirsi Corporation or other entity acceptable to BNP
                        Paribas (the "Borrower").

Guarantors:             Sirsi Holdings Corp. ("Holdings") and all direct and
                        indirect domestic subsidiaries of Holdings other than the Borrower (but including DRA and its domestic subsidiaries only after the Merger).

Agent:                  BNP Paribas.

Lenders: A group of financial institutions to be arranged by the Agent.

Senior Secured
Facilities:             The Senior Secured Facilities will be comprised of two
                        separate facilities:

                        A. A term loan facility (the "Term Loan Facility") in an aggregate principal amount of $37.0 million; and

                        B. A revolving loan facility (the "Revolving Loan Facility") in an aggregate principal amount of up to $8.0 million. A sub-limit of $1.50 million of the Revolving Loan Facility will be available for the issuance of letters of credit ("Letters of Credit").

A.  TERM LOAN FACILITY

Availability:           Loans made pursuant to the Term Loan Facility (the "Term
                        Loans") may be borrowed upon (x) the initial closing date for the Tender Offer (the "Closing Date"), (y) up to two times after the Closing Date and prior to the date on which the Merger is consummated (the "Merger
                        Date"), and (z) the Merger Date. Term Loans that are repaid or prepaid may not be re-borrowed.

Use of Proceeds:        The proceeds of Term Loans will be used solely (x) to
                        refinance the outstanding senior debt of the Borrower not in excess of $11.25 million, (y) to finance, in part, the purchase of DRA shares tendered pursuant to the Tender Offer and the cash-out of any untendered DRA shares pursuant to the Merger and (z) to pay transaction costs (including severance expenses and payments to certain option holders of DRA stock) and expenses incurred in connection with the Transaction.



----------

(1) Capitalized terms used herein and not otherwise defined shall have the meaning set forth in the Retainer Letter to which this Summary of Certain Terms and conditions is attached.

                                                                       EXHIBIT A


Amortization:           The Term Loans shall be subject to quarterly
                        amortization payments commencing on December 31, 2001 in accordance with the following schedule:


                           ------------------------------------------------
                                 Quarter Ending         Amortization
                           ------------------------------------------------
                                December 31, 2001             $800,000

                                 March 31, 2002             $1,150,000
                                  June 30, 2002             $1,150,000
                               September 30, 2002           $1,150,000
                                December 31, 2002           $1,150,000

                                 March 31, 2003             $1,700,000
                                  June 30, 2003             $1,700,000
                               September 30, 2003           $1,700,000
                                December 31, 2003           $1,700,000


                                 March 31, 2004             $1,950,000
                                  June 30, 2004             $1,950,000
                               September 30, 2004           $1,950,000
                                December 31, 2004           $1,950,000


                                 March 31, 2005             $2,050,000
                                  June 30, 2005             $2,050,000
                               September 30, 2005           $2,050,000
                                December 31, 2005           $2,050,000

                                 March 31, 2006             $2,200,000
                                  June 30, 2006             $2,200,000
                               September 30, 2006           $2,200,000
                                December 31, 2006           $2,200,000

                           ------------------------------------------------
                                      Total                $37,000,000
                           ------------------------------------------------


Maturity:               The final maturity of the Term Loans shall be December
                        31, 2006 (the "Maturity Date").

B.  REVOLVING FACILITY

Availability:           Loans made pursuant to the Revolving Loan Facility (the
                        "Revolving Loans" and together with the Term Loans, the "Loans") may be borrowed repaid and reborrowed on and after the Closing Date and prior to the Maturity Date;
                        PROVIDED that (i) Revolving Loans may only be used to fund the Transaction and to pay fees and expenses in connection therewith to the extent Holdings' pro-forma
                        (after giving effect to the Transaction and assuming that 100% of the common equity of DRA had been acquired) consolidated leverage ratio (calculated on a latest twelve

                                                                       EXHIBIT A

                        month basis without giving effect to Holdings' existing seller notes, the Additional Seller Note Financing or the DRA Facility and otherwise in a manner acceptable to BNP Paribas) would not exceed 3.30:1.00 on the Closing Date and (ii) not more than (x) the amount of Revolving Loans determined in accordance with clause (i) above MINUS (y) $11.00 multiplied by the number of outstanding shares of DRA not tendered and acquired on the Closing Date pursuant to the Tender ----- Offer, may be used on the Closing Date to fund the Transaction and to pay costs and expenses in connection therewith. In addition, the Borrower shall be required to maintain availability under the Revolving Loan Facility after the Closing Date sufficient (when combined with the Borrower's available cash and remaining undrawn Term Loan commitments) to finance the purchase or cash-out of any DRA shares remaining after consummation of the Tender Offer.

Use of Proceeds:        The proceeds of all Revolving Loans shall be used for
                        general corporate and working capital purposes of the Borrower and its subsidiaries; PROVIDED that proceeds of Revolving Loans may only be used to finance the Transaction and to pay costs and expenses incurred in connection therewith to the extent provided above under "Availability".

Maturity:               All Revolving Loans will mature, and the remaining
                        commitments of the Lenders under the Revolving Loan
                        Facility will terminate, on the Maturity Date.


II.   GENERAL TERMS APPLICABLE TO THE SENIOR SECURED FACILITIES

Guaranties:             Holdings and all domestic subsidiaries of Holdings other
                        than the Borrower, including McGuire Acquisition Inc., but including DRA and its subsidiaries only on and after the Merger Date (collectively, the "Guarantors") shall be required to provide unconditional and irrevocable guaranties of all amounts owing under the Senior Secured
                        Facilities.

Security:               The obligations under the Senior Secured Facilities and
                        the Guaranties described above will be secured by (i) a first priority perfected pledge of all capital stock
                        (limited in the case of foreign subsidiaries, to a pledge of 65% of all voting stock and 100% of all non-voting stock), notes and securities owned by the Borrower and each Guarantor (each a "Credit Party") and
                        (ii) first priority liens on and security interests in all other tangible and intangible assets (including, without limitation, receivables, intellectual property, contract rights, real property, leasehold interests, inventory and equipment) owned by each Credit Party, subject to such exceptions as may be satisfactory to the Agent. For purposes of Regulation U of the Board of Governors of the Federal Reserve System ("Regulation
                        U"), the portion of the Term Loans used to finance the Tender Offer will be secured by a first lien on the shares of DRA purchased pursuant to the Tender Offer and a second lien on all other Collateral

                                                                       EXHIBIT A

                        (the "Other Collateral"), with the remainder of the Senior Secured Facilities to be secured by a first lien on the Other Collateral and a second lien on the DRA shares. The Collateral must satisfy the requirements of Regulation U. On and after the Merger Date, all outstandings will be secured PARI PASSU by all Collateral.

Commitment Fees:        1/2 of 1% per annum on the unused commitments of
                        each Lender under the Senior Secured Facilities, as in effect from time to time, commencing on the Closing Date to and including the termination of such commitments, payable quarterly in arrears and upon such termination of the respective commitments. All commitment fees and interest shall be computed on a 360-day basis.

Interest Rates:         At the Borrowers' option, the interest rates per annum
                        shall be LIBOR (adjusted for maximum reserves) or Base
                        Rate plus, in each case, the Applicable Margin, as follows:


                        ---------------------------------------------------------------------------------
                          CONSOLIDATED SENIOR DEBT/CONSOLIDATED EBITDA        LIBOR         BASE RATE
                                    (TRAILING TWELVE MONTHS)                  MARGIN          MARGIN
                        ---------------------------------------------------------------------------------
                                X is greater than  2.50:1                       3.50%           2.25%
                           2.50:1 is equal to or greater than                   3.00%           1.75%
                                X is greater than 2.00:1
                           2.00:1 is equal to or greater than
                                X is greater than 1.50:1                        2.75%           1.50%
                                X is less than or equal to 1.50:1               2.50%           1.25%
                        ---------------------------------------------------------------------------------

                        Regardless of the actual level of the ratio of Consolidated Senior Debt to Consolidated EBITDA (the "Leverage Ratio"), the highest Applicable Margins will remain in effect until receipt of a compliance certificate for the period ending nine months following the Merger Date (with the consolidated EBITDA of DRA and its subsidiaries to be included only for the portion of such period commencing on the Merger Date).

                        The Borrower may elect whether borrowings will be Base Rate borrowings or 1-, 2-, 3- or 6-month adjusted LIBOR borrowings; provided, however, only Base Rate or 2-week LIBOR borrowings may be incurred prior to the 90th day after the Closing Date. Interest shall be payable at the end of each interest period and, in any event, at least every three months. Calculation of interest shall be on the basis of actual days elapsed in a year of 360 days.

                        The Base Rate shall be the higher of (i) the Federal Funds Rate plus 1/2 of 1% and (ii) the Prime Commercial Lending Rate of the Chase Manhattan Bank, N.A., as announced from time to time.

Fees: The Borrower shall pay all fees as have been separately agreed to with the Agent.

Optional Prepayment:    All or any portion of the outstanding Loans may be
                        prepaid at any time and commitments may be terminated in whole or in part at the option of the Borrower upon customary written notice, without premium or penalty, except that LIBOR-based loans can only be voluntarily prepaid at the end of the applicable interest period unless customary breakage fees are paid. All optional prepayments of Term Loans will be applied

                                                                       EXHIBIT A

                        to the remaining scheduled principal payments of Term Loans on a pro-rata basis.

Mandatory  Prepayment:  Subject to exceptions and reinvestment rights consistent with those in the existing credit agreement among Sirsi, the lenders party thereto from time to time, and BNP Paribas, as agent (the "Existing Credit Agreement"), Term Loans shall be prepaid (and once all Term Loans have been repaid, the commitments under the Revolving Loan Facility will be reduced) in an amount equal to:

                        (i) 100% of the net cash proceeds of all asset sales or other dispositions (except inventory in the ordinary course of business) by Holdings or any subsidiary;

                        (ii) The percentage specified below of Excess Cash Flow (the "Cash Flow Sweep"), which is as follows:

                              (a) 75% of Excess Cash Flow when the Leverage Ratio is 2.00:1 or greater at fiscal year end; and

                              (b) 50% of Excess Cash Flow when the Leverage Ratio is less than 2.00:1 at fiscal year end.

                        (iii) 100% of the net cash proceeds of any debt or
                              equity financings for Holdings or any of its subsidiaries; and

                        (iv)  100% of all insurance proceeds.

                        In addition, on any date that the aggregate principal amount of Revolving Loans outstanding, plus Letter of Credit outstandings, exceeds the Revolving Loan Commitments as in effect at such time, Revolving Loans shall be required to be repaid (and, to the extent necessary, letters of credit shall be required to be cash collateralized) in an amount equal to such excess.

Seller Note:            The Borrower will be permitted to pay dividends to
                        Holdings to service interest payments on the existing
                        $22 million Seller Note and the Additional Seller Note
                        Financing (if any) (collectively the "Holdco Notes"), subject to (i) cash interest on the Holdco Notes being capped at 7.0% per annum at all times prior to March 31, 2004 and 9.0% per annum thereafter, (ii) the absence of any default or event of default under the Credit
                        Agreement, (iii) the availability of cash to service such payment determined on the same basis as provided in the Existing Credit Agreement as in effect on the date hereof and (iv) the Agent's satisfaction with all terms and conditions of the Holdco Notes (including any variations from those contained in the existing Seller
                        Note. In any event, the Holdco Notes shall remain a liability of Holdings and shall be capitalized as equity on the balance sheet of the Borrower. Beginning in 2004
                        (and in each case after giving effect to the Excess Cash
                        Flow Sweep determined in accordance with the audited financial statements of

                                                                       EXHIBIT A

                        Holdings and its subsidiaries for the most recently ended fiscal year of Holdings), the Borrower will be permitted to pay dividends to Holdings in an amount equal to the Excess Cash Flow for such most recently ended fiscal year less the Cash Flow Sweep, so long as such dividends are promptly applied to reduce the outstanding obligations under the Holdco Notes.

Representations
and Warranties:         The Credit Agreement will contain representations and
                        warranties comparable to those in the Existing Credit
                        Agreement (updated where appropriate) and others deemed by the Agent as appropriate to the transaction.

Covenants:              The Credit Agreement will contain negative, affirmative
                        and financial covenants and reporting requirements comparable to those in the Existing Credit Agreement
                        (updated where appropriate). In any event, financial covenants will include minimum interest coverage, minimum fixed charge coverage, maximum leverage, minimum
                        EBITDA and maximum capital expenditures (including, without limitation, restrictions on capitalization of software development expenses). Any changes to the historical accounting practices of Holdings and its subsidiaries and/or DRA and its subsidiaries shall be required to be satisfactory to BNP Paribas.

Conditions Precedent
to the Initial Loans:   The conditions to the funding of the initial advances
                        under the Senior Secured Facilities shall be those customarily found in the Agent's loan agreements for similar senior financings and others deemed by the Agent to be appropriate to the specific transaction, and in any event including, without limitation:

                        1. Negotiation and execution of a definitive Credit Agreement and related credit documentation (including, without limitation, guaranties and security documents) satisfactory to the Agent;

                        2. No material adverse change to the business, assets, operations, liabilities, condition (financial or otherwise) or prospects of Holdings, DRA and their respective subsidiaries taken as a whole (a "Material Adverse Effect");

                        3. There not having occurred, after the date hereof, a change in the financial, banking or capital markets generally that, in BNP Paribas' reasonable judgment, would materially and adversely affect the syndication of the Senior Secured Facilities, and Holdings and the Borrower shall have fully cooperated in the syndication efforts;

                        4. No pending or threatened litigation that the Agent determines would be reasonably likely to have a Material Adverse Effect;

                        5. Receipt of such environmental and hazardous substance analyses


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

                                                                       EXHIBIT A

                              as may have been requested by the Agent, and the Agent's satisfaction therewith.

                        6. Compliance in all material respects with laws and regulations (including Regulation U), and absence of defaults or material conflicts with other agreements;

                        7. Receipt of all necessary governmental (domestic and foreign) and third party approvals and/or consents in connection with the Transaction and the other transactions contemplated by the Senior Secured Facilities, and expiration of all applicable waiting periods without any action being taken which, in the judgment of the Agent, restrains, prevents, or imposes materially adverse conditions upon, the consummation of the Transaction or the transactions contemplated by the Senior Secured Facilities;

                        8. Receipt by the Agent of satisfactory legal opinions;

                        9. Agent's satisfaction with insurance coverage of Credit Parties;

                        10. Agent's satisfaction with any modifications to the Seller Notes;

                        11. Agent's satisfaction with all terms of, and documentation for, the Tender Offer, Merger (to the extent of any inconsistencies with the Merger Agreement as in effect on the date hereof and previously delivered to BNP Paribas) and all other aspects of the transactions contemplated hereby, including, without limitation, that at least 75% of the outstanding common stock of DRA (on a fully diluted basis) is acquired pursuant to the Tender Offer on the Closing Date;

                        12. Receipt by Holdings of all required proceeds from the Additional Equity Investment and the Additional Seller Note Financing (with the amount of such required proceeds to be determined in accordance with the second paragraph of the Commitment Letter, including the proviso thereto), in each case on terms and conditions, and subject to documentation, satisfactory to BNP Paribas (it being understood that the Additional Seller Note Financing shall be issued on terms substantially identical to those governing the existing Seller Note, with such changes thereto as may be acceptable to BNP Paribas), and the Additional Equity Investment and the Additional Seller Note Financing shall have been consummated in accordance with the documentation therefor and all applicable laws, and all conditions precedent thereto shall have been satisfied in all material respects without any waivers or amendments thereto unless consented to by BNP Paribas.

                        13. The DRA Facility shall have been authorized, executed and delivered on terms acceptable to the Agent (it being understood that the draft form thereof dated July __, 2001 and previously delivered to the Agent shall be satisfactory, with any changes thereto to be subject to the prior approval of BNP Paribas), and all proceeds of the Additional Equity Investment, the Additional Seller Note Financing and the DRA Facility shall have been used to effect the Transaction before any proceeds of Loans are used for such purpose;

                        14. There shall on the Closing Date be unrestricted cash on hand of the Borrower and unrestricted cash on hand of DRA in each case in amounts reasonably satisfactory to the Agent, which, when added to
                              (i) the aggregate amount of the Additional Equity Investment, (ii) the Additional Seller Note Financing, (iii) Term Loans incurred on the Closing Date, (iv) Term Loan commitments remaining undrawn on the Closing Date, and (v) commitments in respect of Revolving Loans to the extent Holdings' pro-forma (after giving effect to the Transaction and assuming that 100% of the common equity of DRA had been acquired) consolidated leverage ratio (calculated on a latest twelve month basis without giving effect to Holdings' existing seller notes, the Additional Seller Note Financing or the DRA Facility and otherwise in a manner acceptable to BNP Paribas) would not exceed 3.30:1.00 on the Closing Date, shall be sufficient to effect the Transaction and to pay fees and expenses in connection therewith;

                        15. Receipt of a solvency certificate satisfactory to the Agent;

                        16. The Agent's satisfaction that the Borrower's pro-forma leverage ratio (calculated on a latest twelve month basis without giving effect to the Holdco Notes or the DRA Facility, and otherwise in a manner acceptable to the Agent) on the Closing Date shall not exceed 3.30:1.00, and Holdings and its subsidiaries shall not have outstanding any debt for borrowed money other than the Senior Secured Facilities, the DRA Facility, the Holdco Notes and such other indebtedness as may be satisfactory to the Agent;

                        17. Receipt of satisfactory historical and PRO FORMA balance sheets and related financial statements; and

                        18. Payment of all costs, fees and expenses (including, without limitation, legal fees and expenses) and other compensation payable to the Agent and/or the Lenders in respect of the Transaction to the extent due.

Conditions Precedent
to All Loans:           1.    All representations and warranties shall be true
                              and correct on and as of the date of the borrowing
                              (although any representations and warranties which expressly relate to a given date or period shall be required to be true and correct as of the respective date or for the respective period, as the case may be), before and after giving effect to such borrowing and to the application of the proceeds therefrom, as though made on and as

                                                                       EXHIBIT A

                              of such date; and

                        2. No Event of Default, or event which with the giving of notice or lapse of time or both would be an Event of Default, shall have occurred and be continuing, or would result from such borrowing.


Assignments/
Participations:         Assignments of commitments and/or Loans may be made by
                        the Lenders at any time at or after closing, subject to minimum amounts acceptable to Agent. Customary participation rights will be available to all Lenders.

Events of Default:      Events of Default shall include those events of default
                        in the Existing Credit Agreement (updated where appropriate) and others deemed by the Agent as appropriate to this transaction, including, but not limited to, a cross default and a change of control.

Interest Rate
Protection:             Interest rate protection satisfactory to the Agent shall
                        be obtained within 60 days after the Merger Date.

Miscellaneous:          The Credit Documents will include standard yield
                        protection (including compliance with risk-based capital guidelines, increased costs, payments free and clear of withholding taxes and interest period breakage indemnities), Eurodollar illegality and similar provisions.

Governing Law:          State of New York.


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